Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Aladdin Press and Investor Contact:	Aladdin Company Contact:
Jeremy Jacobs/Rachel Ferguson	Debbie Kaye
Joele Frank, Wilkinson Brimmer Katcher	Aladdin Corporate Communications
jjacobs@joelefrank.com	debbie.kaye@aladdin.com
rferguson@joelefrank.com	646.468.0481
212.355.4449

Aladdin Press Contact:
Matthew Zintel
oZintel Public Relations
matthew.zintel@zintelpr.com
310.574.8888

FOR IMMEDIATE RELEASE

Aladdin Board Comments on Vector Capital Assertions
Regarding Shareholder Data

TEL AVIV, ISRAEL – Sept. 11, 2008 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), an information security leader specializing in authentication, software DRM and content security, today issued the following statement in response to assertions recently made by Vector Capital regarding the Company’s disclosure of shareholder data in connection to Vector’s attempt to take control of the Company:

The Aladdin Board of Directors and management team are confident that the Company’s actions comply with applicable Israeli law and with their fiduciary duty to serve the best interests of all Aladdin shareholders. Aladdin believes that Vector’s assertions that the Company has not fully complied with Israeli law or its duties to its shareholders are unnecessary posturing intended solely to help Vector pursue its opportunistic proposals to the detriment of all other Aladdin shareholders.

Aladdin has met and will continue to meet its obligations to provide Vector with a shareholder list that reflects the most up to date publicly available information. To the extent that large shareholders materially change their holdings, they, not the Company, are obligated under SEC rules to update their holdings, through Schedule 13-F, 13-G and 13-D filings, all of which are publicly available. The list provided to Vector is the same list the Company received from its transfer agent. The further information Vector has requested regarding non-objecting beneficial owners and DTC participants are considered non-public information. Providing such any material non-public information to a single shareholder, especially one who is also a direct competitor of our Company through its wholly-owned subsidiary, SafeNet Inc., would not provide “a level playing field” and is not in the best interests of all shareholders.

In its response to Vector’s unsolicited proposal and the proxy contest Vector has initiated, the Company is well-advised by experts in law, finance, proxy solicitation and communications. Vector has asserted that hiring a proxy solicitation firm is a violation of Israeli law, yet their lawyer has not provided a single citation either to a law or court ruling to justify this baseless claim. The assistance of a proxy solicitation firm is vital in order for the Company to fulfill its fiduciary duties to communicate with shareholders and to compile a timely and accurate register of shareholders. It is ironic that Vector claims that the Company falls short in a duty to keep track of its shareholder base, yet makes baseless complaints that hiring an expert to assist it is illegal.

Aladdin fully intends to continue to meet its legal obligations while protecting its shareholders’ interests.

About Aladdin
Aladdin Knowledge Systems (NASDAQ: ALDN) is an information security leader with offices in 12 countries, a worldwide network of channel partners, and numerous awards for innovation. Aladdin eToken is the world’s #1 USB-based authentication solution, offering identity and access management tools that protect sensitive data. Aladdin SafeWord two-factor authentication technology protects companies’ important information assets and applications. Aladdin HASP SRM boosts growth for software developers and publishers through strong anti-piracy protection, IP protection, and secure licensing and product activation. Aladdin eSafe delivers real-time intelligent Web gateway security that helps protect data and networks, improves productivity, and enables compliance. Visit www.Aladdin.com.

Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, risks relating to our recent acquisition of Athena Smartcards and SafeWord and the pending acquisition of Eutronsec, including the failure to realize expected synergies, failure to effectively integrate these businesses into our business and increasing unexpected liabilities, the loss of market share, changes in the level of business or anticipated business from a large customer or customers, failure to achieve anticipated customer orders, changes in the competitive landscape, unexpected costs associated with one time corporate events and other factors over which the company has little or no control. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

©2008 Aladdin Knowledge Systems, Ltd. All rights reserved. HASP, eToken, eSafe, Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd.